                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                           Q COMM INTERNATIONAL, INC.
                           --------------------------
                                (Name of Issuer)




                                  Common Stock
                                  ------------
                         (Title of Class of Securities)



                                    74727M306
                                    ---------
                                 (CUSIP Number)

                             Peter J. Gennuso, Esq.
                             c/o Gersten Savage LLP
               600 Lexington Avenue, 9th Floor, New York, NY 10022
                                 (212) 752-9700
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 27, 2005
                                -----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ".

Check the following box if a fee is being paid with the statement ". (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

CUSIP No. 74727M306                    13D


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     PIKE CAPITAL PARTNERS LP

     TAX ID #:     16-1619246

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States, Incorporated in Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,634,634 shares beneficially owned in the aggregate

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
  OWNED BY
                    NONE
    EACH
               _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER

   PERSON           2,634,634 shares beneficially owned in the aggregate

    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    NONE

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,634,634

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.10%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________

Item 1.  Security and Issuer.

                  This statement on Schedule 13D (the "Statement") relates to the common stock, $.001 par value per share, of Q COMM INTERNATIONAL INC., a Utah corporation, with its principal executive offices at 510 East Technology Avenue, Building C, Orem, Utah 84097.

Item 2.  Identity and Background.

                  This Statement is being filed by Pike Capital Partners, L.P., a Delaware Limited Partnership, whose business address is 275 Madison Avenue, Suite 418, New York, NY 10016. During the last five years Pike Capital Partners, L.P. has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Pike Capital Partners, L.P. is a United States Partnership, organized under the laws of the State of Delaware.

         On October 25, 2004, Pike Capital Partners filed a Schedule 13D to report its ownership of 973,700 shares of Q Comm International Common Stock, representing 20.63% of the issued and outstanding shares. On December 27, 2004, Pike Capital filed a Schedule 13G to report its ownership of 1,303,800 shares of Q Comm International Common Stock, representing 26.83% of the issued and outstanding shares. On May 31, 2005, Pike Capital filed an Amendment No. 1 to
Schedule 13D to report an increase in its ownership of Q Comm International Common Stock to 1,531,300 shares, representing 27.90% of the issued and outstanding shares and to report that Daniel W. Pike, the managing member of Pike Capital Management, LLC, the general partner of Pike Capital Partners, LP, has an active and constructive dialogue with Q Comm International's management and its Chairman. This Amendment No. 2 to Schedule 13D is being filed to report the increase in Pike Capital's ownership of Q Comm International to 2,634,634 shares, representing 38.10% of the issued and outstanding shares.

Item 3.  Source and Amount of Funds or Other Consideration.

         All purchases of common stock of Q COMM INTERNATIONAL, INC. were made using working capital. As of the Date of Event which required the filing of this Statement, Pike Capital Partners, L.P. used approximately $10,790,549.37 of its working capital to purchase 2,634,634 shares of common stock of Q COMM INTERNATIONAL, INC. No other funds or other consideration were used in making such purchases.

Item 4.  Purpose of Transaction.

         All Q COMM INTERNATIONAL, INC. securities owned by Pike Capital Partners, L.P. have been acquired by the Partnership for investment purposes only.

Item 5.  Interest in Securities of the Issuer.

         As of the Date of the Event which required the filing of this Statement, December 27, 2005, Pike Capital Partners, L.P. owned 2,634,634 shares of Q COMM INTERNATIONAL, INC. common stock. The Q COMM INTERNATIONAL, INC. securities owned by Pike Capital Partners, L.P. as of December 27, 2005 represented approximately 38.10% of the issued and outstanding shares of Q COMM INTERNATIONAL, INC. common stock. As of December 27, 2005, Pike Capital Partners, L.P. had sole power to vote and dispose of each of the 2,634,634 shares of Q COMM INTERNATIONAL, INC. common stock beneficially owned by it. In the sixty days prior to December 27, 2005, the Date of the event requiring the filing of this Statement, Pike Capital Partners, L.P. did not engage in any transactions involving Q COMM INTERNATIONAL, INC. common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         NONE

Item 7.  Material to be Filed as Exhibits.

         NONE.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 27, 2005              PIKE CAPITAL PARTNERS, L.P.

                                     By: /s/ Daniel W. Pike
                                         ---------------------------------------
                                         Daniel W. Pike
                                         Managing Member of the General Partner